    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 5, 1999

                                                             FILE NOS. 333-67685

                                                                        811-7727

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM N-4
                  REGISTRATION STATEMENT UNDER THE SECURITIES
                                  ACT OF 1933
                                                                             /X/


                         PRE-EFFECTIVE AMENDMENT NO. 3                       /X/


                          POST-EFFECTIVE AMENDMENT NO.                       / /

                                     AND/OR
                  REGISTRATION STATEMENT UNDER THE INVESTMENT
                              COMPANY ACT OF 1940                            /X/


                                AMENDMENT NO. 4
                        (CHECK APPROPRIATE BOX OR BOXES)


                            ------------------------

                         VARIABLE ANNUITY ACCOUNT FIVE
                           (Exact Name of Registrant)

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                              1 SUNAMERICA CENTER
                       LOS ANGELES, CALIFORNIA 90067-6022
             (Address of Depositor's Principal Offices) (Zip Code)

               Depositor's Telephone Number, including Area Code
                                 (310) 772-6000

                             SUSAN L. HARRIS, ESQ.
                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                              1 SUNAMERICA CENTER
                       LOS ANGELES, CALIFORNIA 90067-6022
                    (Name and Address of Agent for Service)

Approximate date of proposed public offering:

    As soon as practicable after effectiveness of the Registration Statement.

Title of securities being registered:

    Interests in a Separate Account under group and individual flexible payment deferred annuity contracts.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

--------------------------------------------------------------------------------
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

                         VARIABLE ANNUITY ACCOUNT FIVE
                             CROSS REFERENCE SHEET
                              PART A -- PROSPECTUS



 (Incorporated herein by reference to Pre-Effective Amendment Nos.: 2 under the Securities Act of 1933 (the 33 Act) and 3 under the Investment Company Act of
   1940 (the 40 Act), to this registration statement 333-67685 and 811-7727)

                                     [LOGO]

                                    PROFILE


 (Incorporated by reference to Pre-Effective Amendment Nos.: 2 under the 33 Act and 3 under the 40 Act, to this registration statement (333-67685 and 811-7727))

                                      [LOGO]
                                   PROSPECTUS
 (Incorporated by reference to Pre-Effective Amendment Nos.: 2 under the 33 Act and 3 under the 40 Act, to the registration statement (333-67685 and 811-7727))

                 PART B -- STATEMENT OF ADDITIONAL INFORMATION

 (Incorporated herein by reference to Pre-Effective Amendment Nos.: 2 under the
  33 Act and 3 under the 40 Act to this registration statement (333-67685 and
                                   811-7727))

                      STATEMENT OF ADDITIONAL INFORMATION


        (Incorporated herein by reference to Pre-Effective Amendment
           Nos.: 2 under the 33 Act and 3 under the 40 Act to this
              registration statement (333-67685 and 811-7727))

                          PART C -- OTHER INFORMATION

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.


ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS



(a) Financial Statements



    The following financial statements are included in Part A of the Registration Statement:



       Consolidated financial statements of Anchor National Life Insurance Company to be filed by amendment



    The following financial statements are included in Part B of the Registration Statement:



       None



(b) Exhibits



      (1)  Resolutions Establishing Separate Account....................  ****
      (2)  Custody Agreements...........................................  **
      (3)  (a) Form of Distribution Contract............................  +
           (b) Form of Selling Agreement................................  ****
      (4)  (a) Variable Annuity Group Certificate.......................  +
           (b) Individual Variable Annuity Contract.....................  +
      (5)  (a) Enrollment Form for Group Annuity Certificate............  +
           (b) Application for Individual Contract......................  +
      (6)  Depositor -- Corporate Documents
           (a) Certificate of Incorporation.............................  ****
           (b) By-Laws..................................................  ****
      (7)  Reinsurance Contract.........................................  **
      (8)  Form of Fund Participation Agreement.........................  ****
      (9)  Opinion and Consent of Counsel...............................  +
     (10)  Consent of Independent Accountants...........................  *
     (11)  Financial Statements Omitted from Item 23....................  **
     (12)  Initial Capitalization Agreement.............................  **
     (13)  Performance Computations.....................................  **
     (14)  Diagram and Listing of All Persons Directly or Indirectly
            Controlled By or Under Common Control with Anchor National
            Life Insurance Company, the Depositor of Registrant.........  +
     (15)  Powers of Attorney...........................................  ***


------------------------

   *Herewith


  **Not Applicable


 ***Previously filed in the initial Registration Statement of Variable Annuity
    Account Five (811-7727) and Anchor National Life Insurance Company
    (333-67685)


****Previously filed in the Registration Statement of Variable Annuity Account
    Five (811-7727) and Anchor National Life Insurance Company (333-08859), Pre-Effective Amendment No. 1 & 2


   +Previously filed in Pre-Effective Amendment Nos.: 2 and 3 to this registration statement (333-67689 and 811-7727)

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR



The officers and directors of Anchor National Life Insurance Company are listed below. Their principal business address is 1 SunAmerica Center, Los Angeles, California 90067-6022, unless otherwise noted.



NAME                                                 POSITION
---------------------------------------------------  ---------------------------------------------------
Eli Broad                                            Chairman, President and Chief Executive Officer
Jay S. Wintrob                                       Director and Executive Vice President
Jana W. Greer                                        Director and Senior Vice President
Peter McMillan                                       Director
James R. Belardi                                     Director and Senior Vice President
Susan L. Harris                                      Director, Senior Vice President and Secretary
Scott L. Robinson                                    Director and Senior Vice President
N. Scott Gillis                                      Senior Vice President and Controller
Edwin R. Reoliquio                                   Senior Vice President and Chief Actuary
James W. Rowan                                       Senior Vice President
Victor E. Akin                                       Senior Vice President
J. Franklin Grey                                     Vice President
Keith B. Jones                                       Vice President
Michael L. Lindquist                                 Vice President
Edward P. Nolan*                                     Vice President
Gregory M. Outcalt                                   Vice President
Scott H. Richland                                    Vice President
David R. Bechtel                                     Vice President and Treasurer


------------------------

*88 Bradley Road, P.O. Box 4005, Woodbridge, Connecticut 06525



ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT



The Registrant is a Separate Account of Anchor National Life Insurance Company (Depositor). For a complete listing and diagram of all persons directly or indirectly controlled by or under common control with the Depositor or Registrant, see Exhibit 14 of the Registration Statement of Anchor National Life Insurance Company and Variable Annuity Account Five (333-08859, 811-7727) which is incorporated herein by reference. As of January 4, 1999, Anchor National became an indirect wholly-owned subsidiary of American International Group, Inc. ("AIG"). An organizational chart for AIG can be found in Form 10K, SEC file number 001-08787 filed March 30, 1998.



ITEM 27.  NUMBER OF CONTRACT OWNERS



None.



ITEM 28.  INDEMNIFICATION



None.

ITEM 29.  PRINCIPAL UNDERWRITER



SunAmerica Capital Services, Inc. serves as distributor to the Registrant.



Its principal business address is 733 Third Avenue, 4th Floor, New York, New York 10017. The following are the directors and officers of SunAmerica Capital Services, Inc.



NAME                                                 POSITION WITH DISTRIBUTOR
---------------------------------------------------  ---------------------------------------------------
Peter A. Harbeck                                     President
Robert M. Zakem                                      Executive Vice President, General Counsel &
                                                      Assistant Secretary
Steven Rothstein                                     Treasurer
Susan L. Harris                                      Secretary
J. Steven Neamtz                                     President



                                                   NET DISTRIBUTION    COMPENSATION OR
                                                     DISCOUNTS AND      REDEMPTION OR      BROKERAGE
NAME OF DISTRIBUTOR                                   COMMISSIONS       ANNUITIZATION     COMMISSIONS    COMMISSIONS*
-------------------------------------------------  -----------------  -----------------  -------------  ---------------
SunAmerica Capital Services, Inc.                           None               None             None            None


------------------------

*Distribution fee is paid by Anchor National Life Insurance Company.



SunAmerica Capital Services, Inc. also acts as the principal underwriter to the following:



    - Variable Separate Account



    - Presidential Variable Account One



    - FS Variable Separate Account



    - Variable Annuity Account One



    - Variable Annuity Account Four



    - Variable Annuity Account Seven



    - SunAmerica Income Funds



    - SunAmerica Equity Funds



    - SunAmerica Money Market Funds, Inc.



    - Style Select Series, Inc.



and will serve as principal underwriter for SunAmerica Strategic Investment Series, Inc. which is currently in registration.



ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS



Anchor National Life Insurance Company, the Depositor for the Registrant, is located at 1 SunAmerica Center, Los Angeles, California 90067-6022. SunAmerica Capital Services, Inc., the distributor of the Contracts, is located at 733 Third Avenue, New York, New York 10017. Each maintains those accounts and records required to be maintained by it pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02100, maintains certain accounts and records pursuant to the instructions of the Registrant.



ITEM 31.  MANAGEMENT SERVICES



Not Applicable.



ITEM 32.  UNDERTAKINGS



Registrant undertakes to (1) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (2) include either (A) as part of any application to purchase a Contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (B) a postcard or similar written communication affixed to or included in the Prospectus that the Applicant can remove to send for a Statement of Additional Information; and (3) deliver a Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.



ITEM 33.  REPRESENTATION



a) The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 concerning the redeemability of Section 403(b) annuity Contracts (Commission ref. IP-6-88) and that the following provisions have been complied with:



    1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;



    2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;



    3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
       Section 403(b)(11) to the attention of the potential participants;



    4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.



b) REPRESENTATION PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940: The Company and Registrant represent that the fees and charges to be deducted under the variable annuity contract described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the contract.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Los Angeles, and the State of California, on this 5th day of February, 1999.


                                  VARIABLE ANNUITY ACCOUNT FIVE
                                                   (Registrant)

                                  By: ANCHOR NATIONAL LIFE INSURANCE COMPANY
                                                   (Depositor)

                                  By:             /s/ JAY S. WINTROB

                                     -------------------------------------------
                                                   Jay S. Wintrob
                                              EXECUTIVE VICE PRESIDENT

                                  ANCHOR NATIONAL LIFE INSURANCE COMPANY
                                                   (Depositor)

                                  By:             /s/ JAY S. WINTROB

                                     -------------------------------------------
                                                   Jay S. Wintrob
                                              EXECUTIVE VICE PRESIDENT

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacity and on the dates indicated.


          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                President, Chief Executive
          ELI BROAD*              Officer and Chairman of
------------------------------    the Board (Principal       February 5, 1999
          Eli Broad               Executive Officer)

      SCOTT L. ROBINSON*        Senior Vice President and
------------------------------    Director (Principal
      Scott L. Robinson           Financial Officer)

       N. SCOTT GILLIS*         Senior Vice President and
------------------------------    Controller (Principal
       N. Scott Gillis            Accounting Officer)

      JAMES R. BELARDI*
------------------------------  Director
       James R. Belardi

        JANA W. GREER*
------------------------------  Director
        Jana W. Greer

     /s/ SUSAN L. HARRIS
------------------------------  Director
       Susan L. Harris

       PETER MCMILLAN*
------------------------------  Director
        Peter McMillan

       JAMES W. ROWAN*
------------------------------  Director
        James W. Rowan

       JAY S. WINTROB*
------------------------------  Director
        Jay S. Wintrob

     /s/ SUSAN L. HARRIS
------------------------------  Attorney-in-Fact
       Susan L. Harris


*Attorney-in-Fact


February 5, 1999